Exhibit 99.56

News Release

THERATECHNOLOGIES REGAINS CONTROL OVER DISTRIBUTION RIGHTS TO

EGRIFTA® WORLDWIDE

Montreal, Canada – August 8, 2019 – Theratechnologies Inc. (Theratechnologies) (TSX: TH) is pleased to announce that it has regained complete control over distribution rights of EGRIFTA® worldwide, following the termination of agreements with commercial partners in various territories outside of the United States and Canada.

More specifically, the following agreements were terminated: Sanofi in Latin America, Africa and the Middle East; BL&H in South Korea; AOP in most European Union countries in addition to Switzerland and Russia; Praxis in Spain and PRX in Portugal.

“Given our announced objective to develop tesamorelin for NASH in people living with HIV and expansion into Europe, we have concluded that regaining rights to EGRIFTA® in territories outside of the United States and Canada is the best strategic position for us. The treatment of NASH in patients living with HIV represents a potential opportunity for EGRIFTA® many times the size of lipodystrophy. As we begin the clinical development for this indication, having complete control over the orientation of EGRIFTA® worldwide is the position we want to be in at this time,” said Luc Tanguay, President and Chief Executive Officer.

Agreements were terminated at no cost to all parties.

About Theratechnologies

Theratechnologies (TSX: TH) is a specialty pharmaceutical company addressing unmet medical needs by bringing to market specialized therapies for people with orphan medical conditions, including those living with HIV. Further information about Theratechnologies is available on the Company’s website at www.theratech.com and on SEDAR at www.sedar.com.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this press release include, but are not limited to, statements regarding the development of tesamorelin for NASH.

Forward-looking statements are based upon a number of assumptions and include, but are not limited to, the following: the clinical development of tesamorelin for the treatment of NASH in HIV-infected people will yield positive results.

Forward-looking statements are subject to a variety of risks and uncertainties, many of which are beyond our control that could cause our actual results to differ materially from those that are disclosed in or implied by the forward-looking statements contained in this press release. These risks and uncertainties include, among others, the risk that results from the clinical development of tesamorelin in NASH for HIV-infected people are not positive enough to pursue its commercial approval, the risk that EGRIFTA® is subject to a recall or to unknown adverse safety or efficacy effects.

We refer potential investors to the “Risk Factors” section of our annual information form dated February 20, 2019 for additional risks regarding the conduct of our business and Theratechnologies. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

For media inquiries:

Denis Boucher

Vice President, Communications and Corporate Affairs

514-336-7800